Exhibit 99.1

Vermilion Energy Inc. Announces 2025 Budget, 8% Dividend Increase and Strong Germany Well Test Results

CALGARY, AB, Dec. 19, 2024 /CNW/ - Vermilion Energy Inc. ("Vermilion", or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce its 2025 budget, an 8% dividend increase and strong Germany well test results.

Highlights

•	2025 capital expenditure budget of $600 - $625 million includes drilling and infrastructure capital allocated across all major business units, including ongoing drilling and debottlenecking on the BC Montney asset and drilling capital allocated to European gas exploration and development in Germany, the Netherlands, and Central and Eastern Europe.
•	2025 production guidance of 84,000 - 88,000 boe/d represents 2% growth at the mid-point compared to original 2024 production guidance.
•	2025 fund flows from operations ("FFO")(2) and free cash flow ("FCF")(3) forecasted to be approximately $1.0 billion and $400 million, respectively, based on forward commodity prices(4).
•	Quarterly cash dividend increased by 8% to $0.13 CDN per share, effective with the Q1 2025 dividend payable on April 15, 2025.
•	Variable component of shareholder returns will continue to be allocated to share buybacks. To date, Vermilion has repurchased and retired 16.8 million shares since initiating the share buyback program in July 2022, including 9.1 million shares year-to-date in 2024, which has reduced the share count by 4.8% to 154.5 million.
•	Vermilion continues to provide investors with market and commodity diversification, with over 100 mmcf/d of European natural gas production driving its peer leading netbacks. Based on forward strip pricing(4), Vermilion's corporate operating netback for 2025 is forecasted at $40 per boe, or over 10% higher than the forecasted operating netback for 2024.
•	Vermilion continues to employ an active commodity hedge program with 30% of 2025 production (net of royalties) currently hedged. This is comprised of 52% of European gas hedged at an average floor of $17/mmbtu, 42% of North American gas at an average floor of $3/mcf and 8% of crude oil hedged at an average floor of US$73/bbl.
•	Vermilion successfully tested its second deep gas exploration well (0.64 net) in Germany, which flow tested at a restricted rate of 21 mmcf/d(1) of natural gas with a wellhead pressure of 6,150 psi.

2025 Budget

Vermilion's Board of Directors has approved an E&D capital budget of $600 - $625 million for 2025. The budget includes drilling and infrastructure capital allocated to all major business units, including ongoing drilling and debottlenecking on the BC Montney asset and European gas exploration and development in Germany, Netherlands, and Central and Eastern Europe. This level of capital investment is expected to deliver annual average production of 84,000 to 88,000 boe/d, which represents 2% growth at the mid-point compared to the original 2024 production guidance.

North America

In North America, Vermilion plans to invest approximately $380 million of E&D capital, which will be deployed across the liquids-rich gas assets in the BC Montney and Alberta Deep Basin and light and medium crude oil assets in southeast Saskatchewan and the USA. In 2025, the Company plans to drill a total of 36 (32.9 net) wells in North America, including six (6.0 net) Montney wells in BC, fifteen (12.6 net) Deep Basin wells in Alberta, eleven (10.3 net) wells in southeast Saskatchewan, and four (4.0 net) wells in the United States. Vermilion will continue to invest in infrastructure to de-bottleneck its Montney facilities by adding compression to the 8-33 battery, which will increase gas handling capacity by approximately 5,000 boe/d. Future expansion and optimization plans will increase total Montney throughput capacity to 28,000 boe/d within the next few years, facilitating strong free cash flow for two decades from existing Mica Montney drilling inventory.

Vermilion is resuming operated drilling in the United States in 2025, with four (4.0 net) two-mile wells targeting the Turner and Parkman formations. The 2025 United States drilling program follows a year of participating in non-operated drilling across numerous formations, providing valuable insight into the deliverability of these zones on Vermilion's acreage.

International

Vermilion plans to invest approximately $230 million across its international assets, with an emphasis on European natural gas exploration and development. With this capital investment, the Company plans to drill ten (8.2 net) wells, comprised of five (5.0 net) wells in Germany, two (1.2 net) wells in the Netherlands, one (1.0 net) well in Croatia, and two (1.0 net) wells in Slovakia, while also funding maintenance capital requirements in France, Ireland, and Australia.

In Germany, Vermilion will further its deep gas exploration program by completing drilling operations on the Weissenmoor Sud well (1.0 net), which began ahead of schedule in October 2024. Additionally, production from the initial discovery well (1.0 net) at Osterheide is expected to commence during the first half of 2025. We expect to finish drilling operations on the Weissenmoor Sud well in early 2025. Following the positive test results on the second deep gas exploration well (0.64 net) at Wisselshorst in December 2024, the Company will conduct further testing operations and proceed with tie-in operations, expected online in the first half of 2026. The Company also plans to drill one shallow gas well (1.0 net) and three (3.0 net) infill oil wells in 2025.

In Central and Eastern Europe, Vermilion plans to drill one (1.0 net) well on the SA-10 block in Croatia to keep the gas plant fully utilized, while also drilling two (1.0 net) exploration wells in Slovakia. The Company will continue to evaluate the successful discoveries on the SA-7 block in Croatia to determine the ultimate development potential.

In the Netherlands, Vermilion plans to resume drilling with two (1.2 net) wells targeting Rotliegend prospects. In addition, capital will be allocated to a high-return infrastructure optimization project which is expected to drive operating cost savings while reducing production downtime and extending production capacity in the region.

Financial Outlook and Return of Capital

Based on forward commodity prices, Vermilion forecasts 2025 FFO(2) of $1.0 billion and FCF(3) of $400 million, with EFCF(3) of approximately $320 million after accounting for asset retirement obligations settled and payments on lease obligations.

The Company is pleased to announce its Board of Directors has approved an 8% increase to the quarterly cash dividend to $0.13 CDN per share, effective with the Q1 2025 dividend payable on April 15, 2025. The base dividend will amount to approximately $80 million on an annual basis, representing approximately 8% of 2025 FFO.

The Company will continue to target shareholder returns at 50% of EFCF, inclusive of the increased base dividend, with the balance going towards debt reduction. EFCF includes a deduction for asset retirement obligations settled and payments on lease obligations, which are ongoing costs associated with running the business, and more accurately reflects the free cash available to return to shareholders. In late 2024, Vermilion elected to repay the entire lease obligation associated with the Montney Battery constructed in 2024. This repayment resulted in an immediate interest cost savings and also increases the amount of EFCF available for shareholder returns in 2025 and beyond. As a result, 2025 payments on lease obligations are expected to be approximately $20 million, which is lower than the $110 million of forecasted 2024 payments.

The variable component of shareholder returns will continue to be allocated towards share buybacks. Since initiating the share buyback program in July 2022, Vermilion has repurchased and retired 16.8 million shares, including 9.1 million shares year-to-date 2024, which has reduced the share count by 4.8% to 154.5 million. Vermilion's return of capital framework provides meaningful returns to shareholders while continuing to reduce absolute debt and strengthening the Company's financial position. A strong balance sheet is vital to Vermilion's business model, as it provides the necessary liquidity to be opportunistic with acquisitions and organic growth opportunities, while also reducing risk and volatility.

Risk Management

Vermilion continues to employ an active commodity hedge program with 30% of its 2025 production (net of royalties) currently hedged. This is comprised of 52% of European gas hedged at an average floor of $17 per mmbtu, 42% of North American gas hedged at an average floor of $3 per mcf and 8% of crude oil hedged at an average floor of US$73 per barrel.

2025 Guidance

Category	Guidance*
Production (boe/d)	84,000 - 88,000
E&D Capital Expenditures ($MM)	$600 - 625
Royalty rate (% of sales)	8 - 10%
Operating ($/boe)	$17.00 - 18.00
Transportation ($/boe)	$3.50 - 4.00
General and administration ($/boe)**	$2.75 - 3.25
Cash taxes (% of pre-tax FFO)	7 - 9%
Asset retirement obligations settled ($MM)	$60
Payments on lease obligations ($MM)	$20

*2025 guidance reflects foreign exchange assumptions of CAD/USD 1.40, CAD/EUR 1.48, and CAD/AUD 0.91. **General and administration expense inclusive of expected cash-settled equity based compensation.

Germany Well Test Results

In Germany, Vermilion successfully tested its second deep gas exploration well (0.64 net), which was drilled during the third quarter of 2024. The well flow tested at a restricted rate of 21 mmcf/d(1) of natural gas with a wellhead pressure of 6,150 psi, which supports the Company's expectation that deliverability would have been higher without testing equipment limitations. The Company plans to conduct further testing operations over the coming weeks and will proceed with tie-in operations in order to bring the well online in the first half of 2026. Vermilion's operated working interest in this well increased from 30% to 64%.

This marks the second successful test result from the deep gas exploration program in Germany, representing 38 mmcf/d of combined European gas flow tests to date. Tie-in operations on the first well (1.0 net) and drilling operations on the third deep gas exploration well (1.0 net) are proceeding as planned with results anticipated in the first half of 2025. The success of the Company's deep gas exploration program in Germany is expected to add meaningful, long-life production and FCF in the years ahead as well as providing technical confidence in additional drilling locations.

1.	Wisselshorst Z1a well (64% working interest) is currently being tested. Flow rates, during the initial clean-up phase, of up to 21.2 mmcf/d with a flowing wellhead pressure of 6,150 psi on an adjustable choke were achieved. The completion fluid was recovered during the clean-up flow period. The zone being tested is the Rotliegend Havel formation, which was encountered at 5,054m MD and a 124.4 m gas column was logged with 50.8 m of net reservoir and average effective porosity of 9.3%. Test results are not necessarily indicative of production performance or ultimate recovery.
2.	Fund flows from operations ("FFO") is a total of segments measure comparable to net earnings (loss) that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of Vermilion's MD&A for the three and nine months ended September 30, 2024, available on SEDAR+ at www.sedarplus.ca.
3.	Free cash flow ("FCF") and excess free cash flow ("EFCF") are non-GAAP financial measures comparable to cash flows from operating activities. FCF is comprised of FFO less drilling and development and exploration and evaluation expenditures and EFCF is FCF less payments on lease obligations and asset retirement obligations settled. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of Vermilion's MD&A for the three and nine months ended September 30, 2024.
4.	2025 forward strip pricing as at November 21, 2024: Brent US$72.31/bbl; WTI US$68.49/bbl; LSB = WTI less US$4.96/bbl; TTF $19.90/mmbtu; NBP $20.04/mmbtu; AECO $2.34/mcf; CAD/USD 1.40; CAD/EUR 1.48 and CAD/AUD 0.91.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. The Company's business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. Vermilion has been recognized by leading ESG rating agencies for its transparency on and management of key environmental, social and governance issues. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: well production timing and expected production rates therefrom, including the timing and production volumes from the Company's deep gas wells in Germany and the timing of production in Croatia; wells expected to be drilled in 2025, 2026 and beyond, including the timing thereof; exploration and development plans and the timing thereof; petroleum and natural gas sales, netbacks, and the expectation of generating strong cash flow and free cash flow therefrom; the effect of changes in crude oil and natural gas prices, and changes in exchange and inflation rates; statements regarding Vermilion's hedging program, its plans to add to its hedging positions and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; capital expenditures including Vermilion's ability to fund such expenditures in 2025 and future periods; Vermilion's debt capacity, including the ability to repay debt; future production levels and the timing thereof, including Vermilion's 2025 guidance, and rates of average annual production growth, including Vermilion's ability to maintain or grow production over extended periods of time; future production weighting, including weighting for product type or geography; statements regarding the return of capital and Vermilion's normal course issuer bid; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; operating and other expenses, including the payment and amount of future dividends; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management's expectations relating to the timing and results of exploration and development activities; the impact of Vermilion's dividend policy on its future cash flows; credit ratings; the ability of Vermilion to effectively maintain its hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; constraints at processing facilities and/or on transportation; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks and uncertainties related to environmental legislation, hydraulic fracturing regulations and climate change; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; weather conditions, political events and terrorist attacks; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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For further information: For further information please contact: Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:00e 19-DEC-24